

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Sayed Darwish
Chief Legal Officer
McAfee Corp.
6220 America Center Drive
San Jose, CA 95002

      **Re:  McAfee Corp.**
          **Draft Registration Statement on Form S-1**
          **Submitted August 3, 2021**
          **CIK No. 0001783317**

Dear Mr. Darwish:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc:    Benjamin Kozik